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                                                                    Exhibit 99.1

                                 HOLLINGER INC.

                             DIRECTOR RESIGNATIONS

     Toronto, Canada, November 21, 2003 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that Ms. Maureen J. Sabia and Messrs. Fredrik S. Eaton, Allan E. Gotlieb and Douglas G. Bassett have resigned as Directors of Hollinger effective immediately.

     The Audit Committee has been involved in investigating the circumstances surrounding the payment of approximately U.S.$16.5 million to Hollinger on account of non-competes given in connection with certain sales of community newspapers by Hollinger International Inc. The Audit Committee submitted its report at a Board Meeting on November 19, 2003 and the Board met again today to discuss the recommendations in the report. While there was agreement by Board members on a number of recommendations made in the report, the Board was not prepared to accept the Audit Committee's recommendations to make certain management and Board changes. A resolution approving the recommendation of the Audit Committee was defeated by a vote of the Directors with the members of the Audit Committee voting in favour of all of the recommendations made in its report. Immediately following the defeat of the resolution, the members of the Audit Committee resigned.

     As a result of the resignations, Hollinger no longer has an audit committee composed of a majority of Directors who are not officers or employees of Hollinger or its affiliates, as required under corporate law. Hollinger will endeavour to bring itself into compliance with that requirement as quickly as possible.

     Lord Black stated: "It is regrettable that the members of the Hollinger Audit Committee felt compelled to resign. While the Board agreed with a number of the recommendations made by the Committee, it was not prepared to accept them all. In the circumstances, the recommendations with respect to management and Board changes were not appropriate and not in the best interests of Hollinger."

     The Board of Directors of Hollinger is continuing to assess the Hollinger International restructuring initiatives and their implications for Hollinger and its corporate governance structure and is considering its appropriate course of action.

     Hollinger's principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

Daniel W. Colson
Vice-Chairman
Hollinger Inc.
Tel: 011-44-20-7-538-6275